SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Trupanion, Inc.

(Name of Issuer)

Common Stock Par Value $0.00001

(Title of Class of Securities)

898202106

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 14 Pages

Exhibit Index Contained on Page 12

CUSIP NO. 898202106	13 G	Page 2 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Maveron Equity Partners III, L.P. (“MEP III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,164,898 shares, except that Maveron General Partner III LLC (“Maveron GP III”), the general partner of MEP III, may be deemed to have sole power to vote these shares, and Dan Levitan (“Levitan”), Clayton Lewis (“Lewis”) and Pete McCormick (“McCormick”), the managing members of Maveron GP III, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
2,164,898 shares, except that Maveron GP III, the general partner of MEP III, may be deemed to have sole power to dispose of these shares, and Levitan, Lewis and McCormick, the managing members of Maveron GP III, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,164,898
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.2%[1]
12	TYPE OF REPORTING PERSON* PN

1 Based on 30,039,804 shares of Common Stock outstanding on October 26, 2017, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 3, 2017.

CUSIP NO. 898202106	13 G	Page 3 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Maveron III Entrepreneurs’ Fund, L.P. (“Maveron-Entrepreneurs’”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
91,851 shares, except that Maveron GP III, the general partner of Maveron-Entrepreneurs’, may be deemed to have sole power to vote these shares, and Levitan, Lewis and McCormick, the managing members of Maveron GP III, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
91,851 shares, except that Maveron GP III, the general partner Maveron-Entrepreneurs’, may be deemed to have sole power to dispose of these shares, and Levitan, Lewis and McCormick, the managing members of Maveron GP III, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,851
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3%[1]
12	TYPE OF REPORTING PERSON* PN

1 Based on 30,039,804 shares of Common Stock outstanding on October 26, 2017, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 3, 2017.

CUSIP NO. 898202106	13 G	Page 4 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MEP Associates III, L.P. (“Maveron-Associates”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
296,837 shares, except that Maveron GP III, the general partner of Maveron-Associates, may be deemed to have sole power to vote these shares, and Levitan, Lewis and McCormick, the managing members of Maveron GP III, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
296,837 shares, except that Maveron GP III, the general partner Maveron- Associates, may be deemed to have sole power to dispose of these shares, and Levitan, Lewis and McCormick, the managing members of Maveron GP III, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 296,837
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.0% [1]
12	TYPE OF REPORTING PERSON* PN

1 Based on 30,039,804 shares of Common Stock outstanding on October 26, 2017, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 3, 2017.

CUSIP NO. 898202106	13 G	Page 5 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Maveron General Partner III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,553,586 shares, of which 2,164,898 shares are directly owned by MEP III, 91,851 shares are directly owned by Maveron-Entrepreneurs’, and 296,837 are directly owned by Maveron-Associates. Maveron GP III, the general partner of MEP III, Maveron-Entrepreneurs’ and Maveron-Associates, may be deemed to have sole power to vote these shares, and Levitan, Lewis and McCormick, the managing members of Maveron GP III, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
2,553,586 shares, of which 2,164,898 shares are directly owned by MEP III, 91,851 shares are directly owned by Maveron-Entrepreneurs’, and 296,837 are directly owned by Maveron-Associates. Maveron GP III, the general partner of MEP III, Maveron-Entrepreneurs’ and Maveron-Associates, may be deemed to have sole power to dispose of these shares, and Levitan, Lewis and McCormick, the managing members of Maveron GP III, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,553,586
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.5% [1]
12	TYPE OF REPORTING PERSON* OO

1 Based on 30,039,804 shares of Common Stock outstanding on October 26, 2017, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 3, 2017.

CUSIP NO. 898202106	13 G	Page 6 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Maveron LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,722 shares, and Levitan, the managing member of Maveron LLC, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 3,722 shares, and Levitan, the managing member of Maveron LLC, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,722
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0% [1]
12	TYPE OF REPORTING PERSON* OO

1 Based on 30,039,804 shares of Common Stock outstanding on October 26, 2017, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 3, 2017.

CUSIP NO. 898202106	13 G	Page 7 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dan Levitan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
116,569 shares (including 33,170 shares that are subject to stock options exercisable by Levitan within 60 days of the date of this filing), of which 3,722 are directly owned by Maveron LLC, and Levitan, the managing member of Maveron LLC, may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER
2,553,586 shares, of which 2,164,898 shares are directly owned by MEP III, 91,851 shares are directly owned by Maveron-Entrepreneurs’, and 296,837 are directly owned by Maveron-Associates. Levitan is a managing member of Maveron GP III, the general partner of MEP III, Maveron-Entrepreneurs’ and Maveron-Associates, and may be deemed to have shared power to vote these shares.
7	SOLE DISPOSITIVE POWER
116,569 shares (including 33,170 shares that are subject to stock options exercisable by Levitan within 60 days of the date of this filing), of which 3,722 are directly owned by Maveron LLC, and Levitan, the managing member of Maveron LLC, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER.
2,553,586 shares, of which 2,164,898 shares are directly owned by MEP III, 91,851 shares are directly owned by Maveron-Entrepreneurs’, and 296,837 are directly owned by Maveron-Associates. Levitan is a managing member of Maveron GP III, the general partner of MEP III, Maveron-Entrepreneurs’ and Maveron-Associates, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,670,155
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9% [1]
12	TYPE OF REPORTING PERSON* IN

1 Based on 30,039,804 shares of Common Stock outstanding on October 26, 2017, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 3, 2017.

CUSIP NO. 898202106	13 G	Page 8 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clayton Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,916 shares
6	SHARED VOTING POWER
2,553,586 shares, of which 2,164,898 shares are directly owned by MEP III, 91,851 shares are directly owned by Maveron-Entrepreneurs’, and 296,837 are directly owned by Maveron-Associates. Lewis is a managing member of Maveron GP III, the general partner of MEP III, Maveron-Entrepreneurs’ and Maveron-Associates, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 4,916 shares
8	SHARED DISPOSITIVE POWER
2,553,586 shares, of which 2,164,898 shares are directly owned by MEP III, 91,851 shares are directly owned by Maveron-Entrepreneurs’, and 296,837 are directly owned by Maveron-Associates. Lewis is a managing member of Maveron GP III, the general partner of MEP III, Maveron-Entrepreneurs’ and Maveron-Associates, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,558,502
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.5% [1]
12	TYPE OF REPORTING PERSON* IN

1 Based on 30,039,804 shares of Common Stock outstanding on October 26, 2017, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 3, 2017.

CUSIP NO. 898202106	13 G	Page 9 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pete McCormick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,050 shares
6	SHARED VOTING POWER
2,553,586 shares, of which 2,164,898 shares are directly owned by MEP III, 91,851 shares are directly owned by Maveron-Entrepreneurs’, and 296,837 are directly owned by Maveron-Associates. McCormick is a managing member of Maveron GP III, the general partner of MEP III, Maveron-Entrepreneurs’ and Maveron-Associates, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 2,050 shares
8	SHARED DISPOSITIVE POWER
2,553,586 shares, of which 2,164,898 shares are directly owned by MEP III, 91,851 shares are directly owned by Maveron-Entrepreneurs’, and 296,837 are directly owned by Maveron-Associates. McCormick is a managing member of Maveron GP III, the general partner of MEP III, Maveron-Entrepreneurs’ and Maveron-Associates, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,555,636
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.5% [1]
12	TYPE OF REPORTING PERSON* IN

1 Based on 30,039,804 shares of Common Stock outstanding on October 26, 2017, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 3, 2017.

CUSIP NO. 898202106	13 G	Page 10 of 14

This Amendment No. 3 amends the Statement on Schedule 13G previously filed by Maveron Equity Partners III, L.P., a Delaware limited partnership (“MEP III”), Maveron III Entrepreneurs’ Fund, L.P., a Delaware limited partnership (“Maveron-Entrepreneurs’”), MEP Associates III, L.P., a Delaware limited partnership (“Maveron-Associates”), Maveron General Partner III LLC, a Delaware limited liability company (“Maveron GP III”), and Dan Levitan (“Levitan”), Clayton Lewis (“Lewis”) and Pete McCormick (“McCormick”). The foregoing entities and individuals and Maveron LLC are collectively referred to as the “Reporting Persons.” Only those items as to which there has been a change are included in this Amendment No. 3.

ITEM 4.	OWNERSHIP The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2017.

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

CUSIP NO. 898202106	13 G	Page 11 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2018

MAVERON EQUITY PARTNERS III, L.P.	/s/ Pete McCormick
By Maveron General Partner III LLC,	Signature
Its General Partner
Pete McCormick, Managing Member

MAVERON III ENTREPRENEURS’ FUND, L.P.	/s/ Pete McCormick
By Maveron General Partner III LLC,	Signature
Its General Partner
Pete McCormick, Managing Member

MEP ASSOCIATES III, L.P.	/s/ Pete McCormick
By Maveron General Partner III LLC,	Signature
Its General Partner
Pete McCormick, Managing Member

MAVERON GENERAL PARTNER III LLC	/s/ Pete McCormick
Signature

Pete McCormick, Managing Member

MAVERON LLC	/s/ Pete McCormick
Signature

Pete McCormick, Managing Director

DAN LEVITAN	/s/ Pete McCormick
Signature

Pete McCormick, Attorney-In-Fact

CLAYTON LEWIS	/s/ Pete McCormick
Signature

Pete McCormick, Attorney-In-Fact

PETE MCCORMICK	/s/ Pete McCormick
Signature

CUSIP NO. 898202106	13 G	Page 12 of 14

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	13

Exhibit B: Power of Attorney	14

CUSIP NO. 898202106	13 G	Page 13 of 14

exhibit A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Potbelly Corporation shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.

CUSIP NO. 898202106	13 G	Page 14 of 14

EXHIBIT B

Power of Attorney

Pete McCormick has signed this Schedule 13G as Attorney-In-Fact. Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.